UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172105

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 327,830
	8	SHARED VOTING POWER 1,482,550
	9	SOLE DISPOSITIVE POWER 327,830
	10	SHARED DISPOSITIVE POWER 1,669,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,997,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.41%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,997,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,997,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.41%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,728
	8	SHARED VOTING POWER 193,986
	9	SOLE DISPOSITIVE POWER 120,728
	10	SHARED DISPOSITIVE POWER 1,642,947
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,763,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.61%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 154,043
	8	SHARED VOTING POWER 1,443,645
	9	SOLE DISPOSITIVE POWER 154,043
	10	SHARED DISPOSITIVE POWER 1,455,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,609,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.42%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,656
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,656
	10	SHARED DISPOSITIVE POWER 1,751,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,763,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.61%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,728
	8	SHARED VOTING POWER 186,646
	9	SOLE DISPOSITIVE POWER 120,728
	10	SHARED DISPOSITIVE POWER 1,673,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.85%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,943
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,943
	10	SHARED DISPOSITIVE POWER 1,751,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.85%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,677
	8	SHARED VOTING POWER 1,443,833
	9	SOLE DISPOSITIVE POWER 136,677
	10	SHARED DISPOSITIVE POWER 1,448,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.23%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,662
	8	SHARED VOTING POWER 1,451,207
	9	SOLE DISPOSITIVE POWER 192,662
	10	SHARED DISPOSITIVE POWER 1,475,554
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,668,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.88%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,174
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,174
	10	SHARED DISPOSITIVE POWER 1,580,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.23%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,187,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,187,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.17%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,347
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,347
	10	SHARED DISPOSITIVE POWER 1,643,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,668,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.88%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,511
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,511
	10	SHARED DISPOSITIVE POWER 1,597,688
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,609,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.42%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,338
	8	SHARED VOTING POWER 1,208
	9	SOLE DISPOSITIVE POWER 11,338
	10	SHARED DISPOSITIVE POWER 797,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.24%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 807,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.24%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,853
	8	SHARED VOTING POWER 1,208
	9	SOLE DISPOSITIVE POWER 15,853
	10	SHARED DISPOSITIVE POWER 797,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.27%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 769
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 769
	10	SHARED DISPOSITIVE POWER 795,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.14%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott W. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 803,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 804,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas P. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,492
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,492
	10	SHARED DISPOSITIVE POWER 795,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.20%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia Rankin Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,242
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,242
	10	SHARED DISPOSITIVE POWER 795,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.22%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lynne T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 563
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 563
	10	SHARED DISPOSITIVE POWER 812,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.27%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe R. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,611
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,611
	10	SHARED DISPOSITIVE POWER 796,051
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 804,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRW 2020 GST Trust for Margo J.V. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRW 2020 GST Trust for Helen C. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HRB 2020 GST Trust for Clara R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HRB 2020 GST Trust for Griffin B. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JCB 2020 GST Trust for Clara R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JCB 2020 GST Trust for Griffin B. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

Part II to Schedule 13D/A

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (“Class A Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by Rankin Associates II, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on February 14, 2017 (the “Initial Filing”), as amended on February 14, 2018 (“Amendment No. 1”), as further amended on February 14, 2019 (“Amendment No. 2”) and as further amended on February 13, 2020 (together with the Initial Filing, Amendment No. 1 and Amendment No. 2 the “Filings”). This Amendment No. 4 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class A Common by certain Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2.	Identity and Background.

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of the Issuer, a Delaware corporation, at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non-Executive Chairman of NACCO Industries, Inc., at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The following new Reporting Persons shall be added:

CRW 2020 GST Trust for Margo J.V. Williams. David B.H. Williams is the trustee of the trust. Mr. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. He is an attorney with Williams, Bax & Saltzman, P.C.

CRW 2020 GST Trust for Helen C. Williams. David B.H. Williams is the trustee of the trust. Mr. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. He is an attorney with Williams, Bax & Saltzman, P.C.

HRB 2020 GST Trust for Clara R. Butler. Clara R. Williams is the trustee of the trust. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

HRB 2020 GST Trust for Griffin B. Butler. Clara R. Williams is the trustee of the trust. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

JCB 2020 GST Trust for Clara R. Butler. Helen R. Butler is the trustee of the trust. Ms. Butler’s resident address is 7575 Old Mill Rd, P.O. Box 477, Gates Mills, OH. She is a Sales Associate at Wool and Willow.

JCB 2020 GST Trust for Griffin B. Butler. Helen R. Butler is the trustee of the trust. Ms. Butler’s resident address is 7575 Old Mill Rd, P.O. Box 477, Gates Mills, OH. She is a Sales Associate at Wool and Willow.

Item 5.	Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 327,830 shares of Class A Common, shares the power to vote 1,482,550 shares of Class A Common and shares the power to dispose of 1,669,196 shares of Class A Common. Collectively, the 1,997,026 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 15.41% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Victoire G. Rankin are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin shares the power to dispose of 1,997,026 shares of Class A Common. Collectively, the 1,997,026 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 15.41% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Clara T. Rankin Williams are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 120,728 shares of Class A Common, shares the power to vote 193,986 shares of Class A Common and shares the power to dispose of 1,642,947 shares of Class A Common. Collectively, the 1,763,675 shares of Class A Common beneficially owned by Ms. Williams constitute approximately 13.61% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Thomas T. Rankin are hereby deleted and replaced in their entirety by the following:

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 154,043 shares of Class A Common, shares the power to vote 1,443,645 of Class A Common and shares the power to dispose of 1,455,156 shares of Class A Common. Collectively, the 1,609,199 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.42% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading David B. Williams are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams has the sole power to vote and dispose of 12,656 shares of Class A Common and shares the power to dispose of 1,751,019 shares of Class A Common. Collectively, the 1,763,675 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 13.61% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Helen R. Butler are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 120,728 shares of Class A Common, shares the power to vote 186,646 shares of Class A Common and shares the power to dispose of 1,673,234 shares of Class A Common. Collectively, the 1,793,962 shares of Class A Common beneficially owned by Ms. Butler constitute approximately 13.85% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading John C. Butler, Jr. are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 42,943 shares of Class A Common and shares the power to dispose of 1,751,019 shares of Class A Common. Collectively, the 1,793,962 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 13.85% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Claiborne R. Rankin are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 136,677 shares of Class A Common, shares the power to vote 1,443,833 shares of Class A Common and shares the power to dispose of 1,448,007 shares of Class A Common. Collectively, the 1,584,684 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.23% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Roger F. Rankin are hereby deleted and replaced in their entirety by the following:

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 192,662 shares of Class A Common, shares the power to vote 1,451,207 shares of Class A Common and shares the power to dispose of 1,475,554 shares of Class A Common. Collectively, the 1,668,216 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.88% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Chloe O. Rankin are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin has the sole power to vote and dispose of 4,174 shares of Class A Common and shares the power to dispose of 1,580,510 shares of Class A Common. Collectively, the 1,584,684 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 12.23% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Bruce T. Rankin are hereby deleted and replaced in their entirety by the following:

Bruce T. Rankin. Mr. Rankin shares the power to dispose of 1,187,663 shares of Class A Common. Collectively, the 1,187,663 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 9.17% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Alison A. Rankin are hereby deleted and replaced in their entirety by the following:

Alison A. Rankin. Ms. Rankin has the sole power to vote and dispose of 24, 347 shares and shares the power to dispose of 1,643,869 shares of Class A Common. Collectively, the 1,668,216 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 12.88% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Corbin K. Rankin are hereby deleted and replaced in their entirety by the following:

Corbin K. Rankin. Ms. Rankin has the sole power to vote and dispose of 11,511 shares of Class A Common and shares the power to dispose of 1,597,688 shares of Class A Common. Collectively, the 1,609,199 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 12.42% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Matthew M. Rankin are hereby deleted and replaced in their entirety by the following:

Matthew M. Rankin. Mr. Rankin has the sole power to vote and dispose of 11,338 shares of Class A Common, shares the power to vote 1,208 shares of Class A Common and shares the power to dispose of 797,259 shares of Class A Common. Collectively, the 808,597 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 6.24% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Elizabeth B. Rankin are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Ms. Rankin has the sole power to vote and dispose of 722 shares of Class A Common and shares the power to dispose of 807,875 shares of Class A Common. Collectively, the 808,597 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 6.24% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading James T. Rankin are hereby deleted and replaced in their entirety by the following:

James T. Rankin. Mr. Rankin has the sole power to vote and dispose of 15,853 shares of Class A Common, shares the power to vote 1,208 shares of Class A Common and shares the power to dispose of 797,100 shares of Class A Common. Collectively, the 812,953 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 6.27% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Claiborne R. Rankin, Jr. are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 769 shares of Class A Common and shares the power to dispose of 795,329 shares of Class A Common. Collectively, the 796,098 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 6.14% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Scott W. Seelbach are hereby deleted and replaced in their entirety by the following:

Scott W. Seelbach. Mr. Seelbach has the sole power to vote and dispose of 722 shares of Class A Common and shares the power to dispose of 803,940 shares of Class A Common. Collectively, the 804,662 shares of Class A Common beneficially owned by Mr. Seelbach constitute approximately 6.21% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Thomas P. Rankin are hereby deleted and replaced in their entirety by the following:

Thomas P. Rankin. Mr. Rankin has the sole power to vote and dispose of 8,492 shares of Class A Common and shares the power to dispose of 795,329 shares of Class A Common. Collectively, the 803,821 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 6.20% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Julia Rankin Kuipers are hereby deleted and replaced in their entirety by the following:

Julia Rankin Kuipers. Ms. Rankin has the sole power to vote and dispose of 10,242 shares of Class A Common and shares the power to dispose of 795,569 shares of Class A Common. Collectively, the 805,811 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 6.22% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Lynne T. Rankin are hereby deleted and replaced in their entirety by the following:

Lynne T. Rankin. Ms. Rankin has the sole power to vote and dispose of 563 shares of Class A Common and shares the power to dispose of 812,390 shares of Class A Common. Collectively, the 812,953 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 6.27% of the Class A Common outstanding as of December 31, 2020.

The statements under the heading Chloe R. Seelbach are hereby deleted and replaced in their entirety by the following:

Chloe R. Seelbach. Ms. Seelbach has the sole power to vote and dispose of 8,611 shares of Class A Common and shares the power to dispose of 796,051 shares of Class A Common. Collectively, the 804,662 shares of Class A Common beneficially owned by Ms. Seelbach constitute approximately 6.21% of the Class A Common outstanding as of December 31, 2020.

The following new Reporting Persons shall be added:

CRW 2020 GST Trust for Margo J.V. Williams. The trust has no power to vote or dispose of any shares of Class A Common. David B.H. Williams, as trustee, has the sole power to vote and dispose of the shares of Class A Common held by the trust.

CRW 2020 GST Trust for Helen C. Williams. The trust has no power to vote or dispose of any shares of Class A Common. David B.H. Williams, as trustee, has the sole power to vote and dispose of the shares of Class A Common held by the trust.

HRB 2020 GST Trust for Clara R. Butler. The trust has no power to vote or dispose of any shares of Class A Common. Clara R. Williams, as trustee, has the sole power to vote and dispose of the shares of Class A Common held by the trust.

HRB 2020 GST Trust for Griffin B. Butler. The trust has no power to vote or dispose of any shares of Class A Common. Clara R. Williams, as trustee, has the sole power to vote and dispose of the shares of Class A Common held by the trust.

JCB 2020 GST Trust for Clara R. Butler. The trust has no power to vote or dispose of any shares of Class B Common. Helen R. Butler, as trustee, has the sole power to vote and dispose of the shares of Class A Common held by the trust.

JCB 2020 GST Trust for Griffin B. Butler. The trust has no power to vote or dispose of any shares of Class A Common. Helen R. Butler, as trustee, has the sole power to vote and dispose of the shares of Class A Common held by the trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in the Filings with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Effective December 31, 2020, each of the Issuer, the new Participating Stockholders and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Tenth Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 27 and is incorporated herein in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 27	Tenth Amendment to Stockholders’ Agreement, dated as of December 31, 2020, by and between the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 30 to the Participating Stockholders’ Schedule 13D/A, filed by the Participating Stockholders on February 12, 2021, Commission File Number 005-87003).

Exhibit 28	Joint Filing Agreement

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

RANKIN ASSOCIATES II. L.P.

By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING INDIVIDUALS

/s/ Alfred M. Rankin, Jr.
Name:	Alfred M. Rankin, Jr., on behalf of himself and as:

Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*
Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler*
Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler*

*

The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.